Exhibit 4.18
NON-EXECUTIVE director engagement agreement
between

Coincheck Group N.V.

and

[Name Non-Executive Director]

Dated	10 December 2024

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Dear [Mr.][Ms.] [Name Non-Executive Director],

In this letter agreement (the “Director Engagement Agreement”), we outline the contractual terms and conditions pertaining to your services as non-executive director (“Non-Executive Director”) of Coincheck Group N.V. (“CCG NV”). This Director Engagement Agreement is subject to your appointment by CCG NV’s general meeting and will only take effect as of the effective time of your appointment as Non-Executive Director.

By signing this Director Engagement Agreement, you accept your appointment as a Non-Executive Director and agree to serve as Non-Executive Director of CCG NV.

Term of the Director Engagement Agreement

The term of this Director Engagement Agreement is equal to your term of office as a Non-Executive Director and will, as applicable, automatically extend for the duration of your reappointment. This Director Engagement Agreement will terminate with immediate effect and without any prior (written) notice being required, on the date you cease to be a member of CCG NV’s board of directors (the “Board”). Such termination is regardless of whether the cessation of your Board membership is due to non-reappointment, your own resignation, or a resolution to that effect by CCG NV’s general meeting.

Prior to the expiration of your term of office as Non-Executive Director, this Director Engagement Agreement may be terminated upon three months’ written notice, without any further compensation being due in connection with such termination. In addition, the Company may immediately terminate this Director Engagement Agreement in case of a material breach of your duties as Non-Executive Director or if the immediate interests of the Company so require, without any further compensation being due in connection with such termination. Upon termination of the Director Engagement Agreement, you will resign from your position as Non-Executive Director as of that same date, and you will cooperate with the deregistration of your role as Non-Executive Director from any and all public registers, including the Dutch Trade Register.

Duties and Services

As a Non-Executive Director, you will have all duties, responsibilities, and authority granted to a Non-Executive Director in accordance with the laws of the Netherlands. You are expected to dedicate the time that is necessary and required for the proper discharge of your duties and responsibilities as a Non-Executive Director.

In addition, your Non-Executive Director position will be subject to the CCG NV’s articles of association, the rules of procedure governing the acting of the Board (the “Board Regulations”), and any other corporate policies and/or organisational documents as adopted by or applicable to the Board from time to time (together with the Board Regulations, the “Organisational Documents”), as well as the rules and regulations to which CCG NV will be subject by virtue of its intended listing on the NASDAQ (including rules and regulations relating to insider trading and market abuse). When discharging your tasks, duties and responsibilities, you will comply with all applicable laws, rules, regulations, and Organisational Documents.

If the Board deems it necessary, you may be required to serve as a member of one or more Board committees.

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Remuneration

CCG NV will remunerate and provide benefits to you for your services as a Non-Executive Director in accordance with the Remuneration Policy for the Board of Directors of Coincheck Group N.V., as applicable from time to time. Your remuneration and benefits will be determined by the Non-Executive Directors, in accordance with CCG NV’s articles of association.

Upon this Director Engagement Agreement taking effect, your remuneration will be as follows (subject to proration for a partial year of service):

●	Annual gross cash base fee: USD [●];

●	Annual gross entitlement to RSUs on the basis of an RSU plan to be established by the Company (subject to, if applicable, approval of the general meeting of the Company): USD [●]; and

●	The following annual gross committee fees (applicable if and for as long as you hold the relevant committee position):

o	[●]: USD [●]; and

o	[●]: USD [●].

Any amounts due in view of income tax, wage tax, social security contributions and premiums, including interest, fines and penalties in relation thereto, are considered to be included in your remuneration and benefits.

To the extent that any payment or benefit provided to you under this Director Engagement Agreement in connection with your role as a Non-Executive Director is subject to mandatory tax and social contribution withholdings, CCG NV will withhold and pay these amounts on your behalf when they are due, unless otherwise agreed.

D&O Insurance and Indemnification

CCG NV will take out a ‘Directors & Officers liability insurance’ from a reputable insurance provider on terms consistent with industry standard practices. In addition, you and CCG NV will enter into a separate indemnification agreement to provide further protection against threatened or pending claims and proceedings.

Outside Positions

You must consult with the Board before accepting any outside position, including as a member of a board of directors and/or positions on committees of such board of directors.

Confidentiality

Both during and after the end of this Director Engagement Agreement, you will (i) maintain strict confidentiality with regard to (and refrain from disclosing) information pertaining to CCG NV and its subsidiaries including but not limited to their business, finances, operations, products, services, technology, inventions, know-how, suppliers, customers, and (ii) refrain from using such information for any purpose other than what is required in connection with the proper discharge of your tasks, duties and responsibilities as a Non-Executive Director, except to the extent disclosure of such information is (a) mandated under applicable laws (US, Dutch, Japanese or otherwise), by a court decision, arbitral tribunal and/or by a competent authority, (b) if it concerns disclosure to your professional advisors, subject to a duty of confidentiality, (c) such information has become generally available to the public other than through a breach of confidentiality or (d) such information has become lawfully available to you from third party sources on a non-confidential basis. In the instances referred to under (a), you will consult with the Board prior to disclosing the relevant confidential information, to the extent such delay would be legally permissible.

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However, neither this Director Engagement Agreement nor any other agreement with the CCG NV or policy of CCG NV, shall be deemed to prohibit you from communicating, cooperating or filing a charge or complaint with the U.S. Securities and Exchange Commission (“SEC”) or any other governmental or law enforcement entity, concerning possible violations of any legal or regulatory requirement, or making disclosures, including providing documents or other information to a governmental entity that are protected under the whistleblower provisions of any applicable law or regulation, without notice to or approval of CCG NV, so long as (i) such communications and disclosures are consistent with applicable law and (ii) the information disclosed was not obtained through a communication that was subject to the attorney-client privilege (unless disclosure of that information would otherwise be permitted by an attorney pursuant to the applicable federal law, attorney conduct rules or otherwise). CCG NV will not limit your right to receive an award for providing information pursuant to the whistleblower provisions of any applicable law or regulation to the SEC or any other government agency. Any provisions of any agreement between CCG NV and you that is inconsistent with the above language or that may limit your ability to receive an award under the whistleblowing provisions of applicable law is hereby deemed invalid and will not be enforced by CCG NV.

Data Protection

CCG NV may process (or authorise the processing) of personal data relating to you for purposes of this Director Services Agreement and the performance of your services as a Non-Executive Director thereunder. All personal data will be handled in a proper and careful manner in accordance with applicable law (including the EU General Data Protection Regulation (AVG) and the Dutch Implementation Act AVG (Uitvoeringswet Algemene Verordening Gegevensbescherming)) and the CCG NV’s data protection policies as applicable from time to time. You retain the right to access, correction, deletion and blocking of your personal data.

Nature of the Director Engagement Agreement; Governing Law; Jurisdiction

This Director Engagement Agreement constitutes an agreement for the provisions of services (overeenkomst van opdracht) as defined in article 7:400 of the Dutch Civil Code and will be governed by and construed in accordance with the laws of the Netherlands.

Any dispute in connection with this Director Services Agreement will be submitted to the exclusive jurisdiction of the competent court in the Netherlands.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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This Director Engagement Agreement is agreed in writing by:

COINCHECK GROUP N.V.
Name:
Title:

Date:

[Name Non-Executive Director]

Date:

(Signature page to Director Engagement Agreement)

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